[redacted]

14045837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/11

SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Growth Energy Capital Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2651 N. Harwood **Suite 410**
(No. and Street)

Dallas	**Texas**	**75201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Russell Weinberg **(214) 219-8200**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	**Dallas**	**Texas**	**75214**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

3/18/14

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. RUSSELL WEINBERG, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GROWTH ENERGY CAPITAL ADVISORS LLC (D.B.A.ENERGY CAPITAL SOLUTIONS LLC), as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

J. Russell Weinberg
Signature

DIRECTOR
Title

Subscribed and sworn
to before me
this 27 day of February
2014

Margaret Thompson
Notary Public

MARGARET S. THOMPSON
MY COMMISSION EXPIRES
July 3, 2016

This report* contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
X	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An oath or affirmation.
X	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditors' Report on Internal Control.
	(p)	Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.

A Professional Corporation
Certified Public Accountants

GROWTH ENERGY CAPITAL ADVISORS, LLC.
(D.B.A. ENERGY CAPITAL SOLUTIONS, LLC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2013 AND 2012

AND

FOR THE YEARS THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

AND

ADDITIONAL REPORTS AND RELATED INFORMATION

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

TABLE OF CONTENTS
DECEMBER 31, 2013 AND 2012

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Growth Energy Capital Advisors, LLC.
(d.b.a. Energy Capital Solutions, LLC.)

Report on the Financial Statements

We have audited the accompanying financial statements of Growth Energy Capital Advisors, LLC. (d.b.a. Energy Capital Solutions, LLC.)(a Texas limited liability company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income and changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growth Energy Capital Advisors, LLC. (d.b.a. Energy Capital Solutions, LLC.) as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is fairly stated in all material respects in relation to the financial statements as a whole.

February 18, 2014

McBee & Co. • 718 Paulus Avenue • Dallas, Texas 75214

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash	**$ 101,012**	$ 65,029
TOTAL	**$ 101,012**	$ 65,029
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable - Parent	**$ 234**	
Commitments and Contingencies (Notes 6 and 7)		
Member's Equity (Note 3)	**100,778**	$ 65,029
TOTAL	**$ 101,012**	$ 65,029

See Notes to Financial Statements

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Financial Advisory Fees	**$ 4,290,206**	$ 1,911,844
EXPENSES		
Regulatory	**39,354**	32,359
Occupancy, Operating and Overhead (Note 8)	**4,215,103**	1,871,574
Total	**4,254,457**	1,903,933
NET INCOME	**35,749**	7,911
MEMBER'S EQUITY		
Beginning of Year	**65,029**	57,118
End of Year	**$ 100,778**	$ 65,029

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 35,749	$ 7,911
Adjustments to Reconcile Net Income to Net Cash Provided by/(Used) by Operating Activities:		
Changes decrease/(increase) in operating assets and liabilities:		
Accounts payable	234	
Net Cash Used by Operating Activities	35,983	7,911
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,983	7,911
Beginning of Year	65,029	57,118
End of Year	$ 101,012	$ 65,029

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Growth Energy Capital Advisors, LLC (d.b.a. Energy Capital Solutions, LLC.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of LW Energy Advisors, LLC (the "Parent"). The Company is controlled by the Parent. The entities share expenses and engage in intercompany transactions (See Note 8). As an introducing broker-dealer, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, raising private capital and providing merger and acquisition advisory services to public and private energy companies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Investment banking revenue includes fees from raising private capital and providing merger and acquisition advisory services to public and private energy companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Advisory fee revenue and capital raising revenue are earned and paid upon successful closing of a transaction.

Retainer Fees

Retainer fees are received monthly and are recognized as earned.

Fair Value of Financial Instruments

Cash is short-term in nature and accordingly is reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013 and 2012, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

As of December 31 2013, the years ending December 31, 2010, 2011, 2012 and 2013 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013 and 2012, the Company had net capital of $100,778 and $65,029, which were $95,778 and $60,029 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.002 to 1 and 0.0 to 1, respectively.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2013 and 2012, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the energy industry which is dependent upon related commodity prices. The Company targets companies in the exploration and production, oil service, midstream, renewable fuels, and alternative energy sectors. This lack of diversification may cause the Company's financial results to be volatile. Further, in the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. LEASE COMMITMENTS

The Company leases office space in Dallas, Texas under an agreement classified as an operating lease. The monthly rental fees are paid by the Parent in accordance with the terms set forth in the Office and Administrative Services Agreement (the "Services Agreement") between the Company and the Parent. Rental fees approximated $114,000 and $112,000 for 2013 and 2012, respectively. The future minimum rental obligations under this operating lease agreement are noted below:

December 31,	Amount
2014	$ 108,573
2015	110,459
2016	112,344
2017	47,138
Total	$ 378,154

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Company derives its revenue from its association with the Parent. Per the Services Agreement, the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a discretionary monthly fee of $15,400, updated from $15,625 in 2012, plus an additional proportional allocation service fee. The Company's operating and general and administrative expenses are paid by the Parent. For the years ended December 31, 2013 and 2012, the Company paid management fees to the Parent of approximately $4,200,000 and $1,900,000, respectively, which are reflected as general and administrative expenses in the accompanying Statements of Operations and Changes in Member's Equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2013 and 2012, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

10. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

SUPPLEMENTARY INFORMATION

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL		
Total Member's Equity Qualified for Net Capital	**$ 100,778**	$ 65,029
Less Non-allowable Assets		
Net Capital	**$ 100,778**	$ 65,029
AGGREGATE INDEBTEDNESS	**$ 234**	$
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	**$ 5,000**	$ 5,000
Excess Net Capital	**$ 95,778**	$ 60,029
Excess Net Capital at 1000%	**$ 94,778**	$ 59,029
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.002 TO 1**	0.0 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2013 and 2012 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Growth Energy Capital Advisors, LLC. (d.b.a Energy Capital Solutions, LLC.)

ADDITIONAL REPORTS AND RELATED INFORMATION

McBee & Co.
A Professional Corporation
Certified Public Accountants

GROWTH ENERGY CAPITAL ADVISORS, LLC.
(D.B.A. ENERGY CAPITAL SOLUTIONS, LLC.)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF

DECEMBER 31, 2013

AND FOR THE YEAR THEN ENDED

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Growth Energy Capital Advisors, LLC
(d.b.a. Energy Capital Solutions, LLC)

In planning and performing our audit of the financial statements of Growth Energy Capital Advisors, LLC (d.b.a. Energy Capital Solutions, LLC)(the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

McBee & Co.

February 18, 2014

McBee & Co.
A Professional Corporation
Certified Public Accountants

GROWTH ENERGY CAPITAL ADVISORS, LLC.
(D.B.A. ENERGY CAPITAL SOLUTIONS, LLC.)

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED

DECEMBER 31, 2013

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Growth Energy Capital Advisors, LLC
(d.b.a. Energy Capital Solutions, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Growth Energy Capital Advisors, LLC. (d.b.a. Energy Capital Solutions, LLC) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including the accounting system entry and independent bank statement noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences; and

5. Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting note differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co.

February 18, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-7 (33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065391 FINRA DEC
GROWTH ENERGY CAPITAL ADVISORS LLC 20*20
D/B/A ENERGY CAPITAL SOLUTIONS LLC
2651 N HARWOOD SR STE 410
DALLAS TX 75201-1581

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Margaret Thompson (214) 572-9212

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 10,726

B. Less payment made with SIPC-6 filed (exclude interest) 2,875
7/26/2013
Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment) 7,851

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,851

H. Overpayment carried forward

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct complete.

Growth Energy Capital Advisors, LLC (d.b.a. Energy Capital Solutions, LLC)
(Name of Corporation, Partner or other organization)

Margaret Thompson
(Authorized Signature)

Controller / FINOP
(Title)

Dated the 26th day of February 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period Beginning January 1, 2012 and ending December 31, 2012 Elimate cents
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,290,206
2b.	Additions	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net	
	(7) Net loss from securities in investment accounts.	
	Total Additions	
2c.	Deductions	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii)	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 4,290,206
2e.	General Assessment @ .0025	$ 10,726

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